Exhibit 99.3

27 November 2006	James Hardie Industries N.V.

ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

The Manager
Company Announcements Office	Telephone (02) 8274 5305
Australian Stock Exchange Limited	Fax (02) 8274 5218
20 Bridge Street
SYDNEY NSW 2000	GPO Box 3935
Sydney NSW 2001 Australia
Dear Sir/Madam
Please find attached the Joint Board of Directors’ Declaration and Directors’ Report for the half year ended 30 September 2006. These documents should be read in conjunction with the company’s half year report ended 30 September 2006 lodged with the ASX on 13 November 2006.
Yours faithfully
STEVE ASHE
VICE-PRESIDENT, INVESTOR RELATIONS

James Hardie Industries NV
Directors’ Report
for the half year ended 30 September 2006
Directors
At the date of this report the members of the Supervisory Board are: Ms M Hellicar (Chairman), Mr JD Barr (Deputy Chairman), Messrs MR Brown, MJ Gillfillan, JRH Loudon and DG McGauchie; and the members of the Managing Board are: Messrs L Gries (CEO), BP Butterfield (General Counsel & Company Secretary) and RL Chenu (CFO). The Joint Board consists of all of the members of the Supervisory Board plus Mr Gries.
Between 1 April 2006 and the date of this report Mr GJ Clark resigned from the Supervisory Board and Joint Board on 9 May 2006.
Review of Operations
Please see Management’s Analysis of Results relating to the period ended 30 September 2006.
Auditors Independence
The Directors’ obtain an annual independence declaration from the Company’s auditors, PricewaterhouseCoopers.
This report is made in accordance with a resolution of the members of the Joint Board.

M Hellicar	L Gries
Chairman	Chief Executive Officer and
Supervisory and Joint Boards	Chairman Managing Boards
Signed Amsterdam, The Netherlands, 10 November 2006

James Hardie Industries NV
Joint Board of Directors’ Declaration
for the half year ended 30 September 2006
The Joint Board of Directors of James Hardie Industries NV declare that with regards to the attached
a)	the Report complies with the accounting standards in accordance with which it was prepared;

b)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
This report is made in accordance with a resolution of the members of the Joint Board.

M Hellicar	L Gries
Chairman	Chief Executive Officer
Signed Amsterdam, The Netherlands, 10 November 2006